Fiscal and Economic Update

FIRST QUARTER 2021–2022

Department of Finance and
Treasury Board

New Nouveau
Brunswick

Fiscal and Economic Update
First Quarter 2021–2022

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

October 2021

Cover:
Executive Council Office, Corporate Communications (# 13371)

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-2481-7

 Think Recycling!

2021–2022 Fiscal Update

Projections for the 2021–2022 fiscal year show a surplus of $37.7 million compared to the budgeted deficit of $244.8 million.

Total revenue is projected to be $289.7 million higher than budget. This is largely attributable to increased projections for provincial taxes, unconditional grants, and Special Operating Agency revenues.

Total expenses are projected to be higher than budget by $7.2 million, mainly due to additional expenses in Special Operating Agencies, Other Agencies, and Justice and Public Safety. This is partially offset by lower projections for Post-Secondary Education, Training and Labour.

The net debt is projected at $13.4 billion, a reduction of $21.5 million year-over-year and an improvement of $701.3 million over the budget projection.

TABLE 1
FIRST QUARTER FISCAL SUMMARY
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to June 30, 2021		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue...	10,380.6	10,670.2	289.7	2,465.8	2,652.3	186.5
Expense...	10,625.4	10,632.6	7.2	2,611.0	2,494.6	(116.4)
Surplus (Deficit)..............................	**(244.8)**	**37.7**	**282.5**	**(145.2)**	**157.7**	**302.9**
Net Debt - End of Year.....................	**(14,131.9)**	**(13,430.6)**	**701.3**	**(13,962.8)**	**(13,212.6)**	**750.2**

NOTICE TO READER:
The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.
Numbers may not add due to rounding.

Revenue Outlook

Revenue is projected to be $289.7 million higher than budget. The major variances include:

- Unconditional Grants are up $107.8 million due to one-time funding to address health care system needs as well as one-time COVID-19 immunization funding.

- Personal Income Tax revenue is up $72.0 million due to a stronger forecast base reflecting delays in the assessment of 2019 tax returns, federal supports through CERB and CEWS offsetting employment income losses, and higher income growth projections due to an improved economy.

- Harmonized Sales Tax revenue is up $48.6 million reflecting official federal estimates.

- Special Operating Agency revenue is up $48.2 million mainly due to an additional one-time transfer under the Canada Community-Building Fund.

- Real Property Transfer Tax revenue is up $8.0 million due to an increase in the volume of transactions and an increase in the average value of transactions.

- Agency Revenues are up $7.0 million due to stronger than anticipated results for lotteries and gaming as well as Cannabis Management Corporation.

- Provincial Real Property Tax revenue is up $4.0 million due to an increase in the assessment base.

- Insurance Premium Tax revenue is up $4.0 million due to a higher-than-anticipated increase in premiums written by the insurance industry.

- Conditional Grants are down $11.8 million due to decreased activity in Canada–New Brunswick employment programs, partially offset by increased funding under the Canada Health Infoway Agreement.

Expense Outlook

Total expenses are projected to be over budget by $7.2 million. The major variances include the following:

- Special Operating Agencies are over budget by $32.7 million mainly due to increased expenses resulting from the receipt of additional funding provided by the federal government under the Canada Community-Building Fund and increased program uptake in the Low Carbon Economy Leadership Fund.

- Other Agencies are over budget by $5.1 million mainly due to increased activity associated with several consolidated entities.

- Justice and Public Safety is over budget by $4.6 million due to unanticipated costs to provide services for the isolation of travellers at various hotels during the COVID pandemic.

- Special Purpose Accounts are over budget by $2.3 million mainly due to additional Virtual Learning Strategist recoverable projects in Post-Secondary Education, Training and Labour and the timing of a new funding agreement in Victim Services Account in Justice and Public Safety.

- Post-Secondary Education, Training and Labour is under budget by $35.7 million mainly due to lower expenses in Student Financial Services as a result of increased federal funding to students and lower interest costs; and decreased activity in Canada–New Brunswick employment programs.

First Quarter Actual Results

First quarter actuals show a surplus of $157.7 million compared to a quarterly budgeted deficit of $145.2 million.

- On a year-to-date actual basis, revenue is $186.5 million higher than the first quarter budget largely due to higher provincial tax revenue and recognition of one-time unconditional grants, as well as an additional one-time transfer in Special Operating Agencies under the Canada Community-Building Fund.

- Total actual expenses for the quarter are $116.4 million lower than the first quarter budget largely due to a $91.0 million decrease in Ordinary Account expenses. This is mainly due to lower year-to-date expenses in Social Development, Health, General Government, and Post-Secondary Education, Training and Labour.

- The difference between the first quarter actual surplus and the projected surplus reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to June 30, 2021		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue						
Ordinary Account..	9,834.7	10,076.3	241.6	2,334.7	2,479.3	144.6
Capital Account..	52.9	50.3	(2.7)	2.6	3.1	0.5
Special Purpose Account............................	128.7	131.3	2.6	24.2	22.2	(2.0)
Special Operating Agencies........................	158.1	206.4	48.2	52.8	96.1	43.3
Sinking Fund Earnings................................	206.0	206.0	0.0	51.5	51.6	0.1
Total Revenue..	**10,380.6**	**10,670.2**	**289.7**	**2,465.8**	**2,652.3**	**186.5**
Expense						
Ordinary Account..	9,639.8	9,612.9	(26.9)	2,390.5	2,299.5	(91.0)
Capital Account..	135.7	135.4	(0.3)	20.6	20.5	(0.1)
Special Purpose Account............................	130.0	132.3	2.3	24.4	11.9	(12.5)
Special Operating Agencies........................	164.8	197.5	32.7	38.1	34.7	(3.4)
Amortization of Tangible Capital Assets...	555.1	554.4	(0.6)	137.4	128.0	(9.4)
Total Expense..	**10,625.4**	**10,632.6**	**7.2**	**2,611.0**	**2,494.6**	**(116.4)**
Surplus (Deficit)....................................	**(244.8)**	**37.7**	**282.5**	**(145.2)**	**157.7**	**302.9**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to June 30, 2021		
	Budget	Projection	Variance	Budget	Actual	Variance
Net Debt - Beginning of Year...................	**(13,891.1)**	**(13,452.1)**	**439.0**	**(13,891.1)**	**(13,452.1)**	**439.0**
Changes in Year						
Surplus (Deficit)..	(244.8)	37.7	282.5	(145.2)	157.7	302.9
Investments in Tangible Capital Assets....	(551.0)	(570.5)	(19.5)	(63.9)	(46.2)	17.7
Amortization of Tangible Capital Assets...	555.1	554.4	(0.6)	137.4	128.0	(9.4)
(Increase) Decrease in Net Debt............	**(240.8)**	**21.5**	**262.3**	**(71.7)**	**239.5**	**311.2**
Net Debt - End of Year................................	**(14,131.9)**	**(13,430.6)**	**701.3**	**(13,962.8)**	**(13,212.6)**	**750.2**

At first quarter, Net Debt - Beginning of Year has been updated to reflect the ending net debt that was published in the 2020–2021 Consolidated Financial Statements (Public Accounts Volume I).

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to June 30, 2021		
	Budget	Projection	Variance	Budget	Actual	Variance
Taxes						
Personal Income Tax................................	1,748.0	1,820.0	72.0	404.6	447.3	42.7
Corporate Income Tax..............................	358.9	358.9	0.0	58.9	58.9	0.0
Metallic Minerals Tax...............................	1.0	1.0	0.0	0.3	0.0	(0.3)
Provincial Real Property Tax......................	554.0	558.0	4.0	136.6	137.0	0.4
Harmonized Sales Tax: net of credit........	1,529.7	1,578.3	48.6	367.2	397.2	30.0
Gasoline and Motive Fuels Tax.................	197.5	199.5	2.0	47.3	49.5	2.2
Carbon Emitting Products Tax..................	127.0	128.0	1.0	30.4	31.2	0.8
Tobacco Tax..	128.0	125.0	(3.0)	35.1	32.4	(2.7)
Pari-Mutuel Tax.......................................	0.5	0.5	0.0	0.1	0.2	0.1
Insurance Premium Tax............................	62.0	66.0	4.0	11.7	11.7	0.0
Real Property Transfer Tax.......................	31.0	39.0	8.0	8.2	14.3	6.1
Financial Corporation Capital Tax............	25.0	25.0	0.0	6.3	6.3	0.0
Cannabis Duty...	6.8	7.3	0.5	1.7	2.1	0.4
Penalties and Interest..............................	17.0	17.0	0.0	4.9	4.0	(0.9)
	4,786.4	4,923.5	137.1	1,113.3	1,192.1	78.8
Return on Investment..............................	273.7	276.3	2.6	60.0	81.9	21.9
Licences and Permits...............................	162.9	162.7	(0.2)	41.7	54.3	12.6
Sale of Goods and Services......................	474.6	472.0	(2.5)	118.1	129.8	11.7
Royalties...	70.1	70.1	0.0	0.2	0.0	(0.2)
Agency Revenues.....................................	167.6	174.6	7.0	35.2	47.2	12.0
Fines and Penalties..................................	6.8	6.8	0.0	1.7	2.5	0.8
Miscellaneous...	78.0	79.4	1.4	17.5	20.5	3.0
Total - Own Source Revenue................	**6,020.1**	**6,165.4**	**145.3**	**1,387.7**	**1,528.3**	**140.6**
Unconditional Grants – Canada						
Fiscal Equalization Payments....................	2,274.4	2,274.4	0.0	568.6	568.6	0.0
Canada Health Transfer............................	880.7	962.9	82.2	220.2	240.7	20.5
Canada Social Transfer............................	316.0	316.0	0.0	79.0	79.0	0.0
Other..	1.9	27.5	25.6	0.5	10.6	10.1
	3,472.9	3,580.7	107.8	868.3	898.9	30.6
Conditional Grants – Canada.................	357.2	345.3	(11.8)	82.6	56.2	(26.4)
Total - Grants from Canada....................	**3,830.1**	**3,926.1**	**96.0**	**950.9**	**955.1**	**4.2**
Subtotal..	**9,850.2**	**10,091.5**	**241.3**	**2,338.6**	**2,483.4**	**144.8**
Inter-account Transactions........................	(15.5)	(15.2)	0.3	(3.9)	(4.1)	(0.2)
Ordinary Account Revenue....................	**9,834.7**	**10,076.3**	**241.6**	**2,334.7**	**2,479.3**	**144.6**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to June 30, 2021		
DEPARTMENT	**Budget**	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Agriculture, Aquaculture and Fisheries...	45.5	45.5	0.0	6.6	6.1	(0.5)
Education and Early Childhood Development..........	1,410.9	1,410.9	0.0	347.5	352.6	5.1
Environment and Local Government........	153.8	154.8	1.0	40.6	40.8	0.2
Executive Council Office............................	13.2	13.2	0.0	3.3	3.2	(0.1)
Finance and Treasury Board.....................	29.6	28.8	(0.8)	7.3	6.5	(0.8)
General Government.................................	930.2	930.2	0.0	214.1	197.5	(16.6)
Health...	3,070.9	3,071.2	0.3	748.7	726.1	(22.6)
Justice and Public Safety..........................	310.1	314.7	4.6	83.0	71.5	(11.5)
Legislative Assembly.................................	32.5	34.2	1.7	8.2	10.6	2.4
Natural Resources and Energy Development..	101.3	101.3	0.0	19.5	21.3	1.8
Office of the Premier.................................	1.5	1.5	0.0	0.4	0.3	(0.1)
Opportunities New Brunswick..................	53.0	51.3	(1.7)	13.5	7.3	(6.2)
Other Agencies..	370.1	375.2	5.1	95.4	112.2	16.8
Post-Secondary Education, Training and Labour...	668.6	632.9	(35.7)	177.6	161.2	(16.4)
Regional Development Corporation.........	65.2	65.2	0.0	11.8	5.1	(6.7)
Service of the Public Debt........................	655.0	655.0	0.0	163.8	160.6	(3.2)
Social Development...................................	1,366.6	1,366.6	0.0	353.8	328.6	(25.2)
Tourism, Heritage and Culture.................	61.8	61.8	0.0	26.8	18.6	(8.2)
Transportation and Infrastructure............	330.2	330.2	0.0	76.5	75.6	(0.9)
Subtotal..	**9,670.0**	**9,644.4**	**(25.6)**	**2,398.4**	**2,305.7**	**(92.7)**
Investment in Tangible Capital Assets..	(13.3)	(14.9)	(1.6)	(3.7)	(1.6)	2.1
Inter-account Transactions.......................	(16.9)	(16.6)	0.3	(4.2)	(4.6)	(0.4)
Ordinary Account Expense.......................	**9,639.8**	**9,612.9**	**(26.9)**	**2,390.5**	**2,299.5**	**(91.0)**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to June 30, 2021		
	Budget	Projection	Variance	Budget	Actual	Variance
DEPARTMENT						
Agriculture, Aquaculture and Fisheries...	0.3	0.3	0.0	0.2	0.1	(0.1)
Education and Early Childhood Development..................................	0.5	0.5	0.0	0.0	0.0	0.0
Environment and Local Government........	1.0	1.0	0.0	0.1	0.1	0.0
Health..	25.9	25.9	0.0	0.0	0.0	0.0
Natural Resources and Energy Development..	4.1	2.0	(2.1)	0.7	0.0	(0.7)
Post-Secondary Education, Training and Labour.....................................	2.3	2.3	0.0	0.0	0.0	0.0
Regional Development Corporation.........	41.3	41.3	0.0	11.8	10.4	(1.4)
Social Development.................................	12.0	12.0	0.0	0.0	0.5	0.5
Tourism, Heritage and Culture..................	10.7	10.7	0.0	2.7	1.0	(1.7)
Transportation and Infrastructure............	575.4	595.1	19.7	65.3	53.0	(12.3)
Subtotal...	**673.4**	**691.0**	**17.6**	**80.8**	**65.1**	**(15.7)**
Investment in Tangible Capital Assets......	(537.7)	(555.7)	(17.9)	(60.2)	(44.6)	15.6
Capital Account Expense.........................	**135.7**	**135.4**	**(0.3)**	**20.6**	**20.5**	**(0.1)**

2021 Economic Update



NB Real GDP, 2021 (%)

☐ Q1 Update ◆ Budget 2021–2022

Average 4.5

5.4	5.2	5.0	4.8	4.6	4.3	3.8	3.5	2.8
Scotia Bank	Royal Bank	TD Bank	CBoC	National Bank	CIBC	BMO	NB FTB	APEC

Source: NB Finance and Treasury Board



NB Employment
(Seasonally adjusted)

— 2019
— 2020
— 2021

Source: Statistics Canada



NB Consumer Price Index

Source: Statistics Canada



NB Housing Starts, All Areas
(Unadjusted)

716	775	987	940	1,506
2017	2018	2019	2020	2021

Source: Statistics Canada

New Brunswick Economic Outlook		
	Budget	Revised
Real GDP	2.9	3.5
Nominal GDP	4.2	4.8
Primary Household Income	3.1	3.6
Population	0.0	0.3
Labour Force	0.5	1.2
Employment	1.8	2.3
Unemployment Rate (%)	8.7	9.0
Consumer Price Index	1.6	2.5

Sources: Statistics Canada, NB Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of July 30, 2021

- According to the International Monetary Fund (IMF), global economic output is expected to rebound by 6.0% in 2021, following a contraction of 3.2% in 2020. However, uncertainty remains regarding this outlook, particularly as concerns intensify over COVID-19 variants.

- The U.S. Bureau of Economic Analysis reports that real Gross Domestic Product (GDP) growth expanded by 6.3% in the first quarter, reflecting continued economic recovery, the reopening of establishments and the ongoing government response to the COVID-19 pandemic. Current expectations from the IMF are for a U.S. real GDP growth rate of 7.0% for the year.

- Statistics Canada reports real GDP grew by 1.4% in the first quarter of 2021. Expectations are for growth to pick up in the second half of the year, leading the Bank of Canada to forecast real GDP growth of 6.0% for 2021.

- The Department of Finance and Treasury Board estimates that economic activity in New Brunswick will rise by 3.5% in 2021, reflecting a prudent outlook when compared to the average of 4.5% among private sector forecasters.

- On a year-to-date basis, employment was up 3.9% compared to 2020. This increase was supported by gains in both full-time and part-time employment.

- Similarly, the labour force increased by 2.8% in the first six months of the year, resulting in an unemployment rate of 10.0%.

- Average weekly earnings have grown by 1.6% on a year-to-date basis. Furthermore, wages and salaries opened the year up 6.2%.

- Home sales for the first six months of the year were 54.5% higher than the same period in 2020, with the average price exceeding $246,000, a 30.2% increase over the same period in 2020.

- Housing starts in New Brunswick for the January to June period were up by 60.2% compared to the previous year, and single-detached units recorded a greater boost (+69.6%) than multi-unit construction (+55.9%).

- Retail sales on a year-to-date basis increased by 22.2%. All categories saw increases, led by furniture and home furnishing stores (+59.4%), sporting goods, hobby, book and music stores (+51.3%), and motor vehicle and parts dealers (+50.3%).

- On a year-to-date basis, manufacturing sales in New Brunswick increased by 41.2% compared to the first five months of 2020. All major categories saw significant increases so far this year, most notably wood product manufacturing, which topped $1.2 billion, a 130% increase over the 2020 level.

- Merchandise exports grew by 45.8% compared to the January-May period in 2020. Six industries exceeded their pre-pandemic year-to-date total, led by energy exports (+34.7%), forestry products and building and packaging materials (+31.1%), and consumer goods (+11.4%).

- For the first six months of the year, the Consumer Price Index (CPI) increased by 2.6%. Price growth was most pronounced for transportation (+7.5%) and shelter (+2.3%).

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 30-Jul-2021)

| | Year-to-date | | | Reference period |
	2020	2021	% Change	from January to:
Indicators				
Labour force (x 1,000)	384.3	395.0	2.8%	June
Employment (x 1,000)	342.2	355.6	3.9%	June
Unemployment (x 1,000)	42.1	39.4	-6.4%	June
Participation Rate (%)	59.5	60.9	...	June
Employment Rate (%)	53.0	54.8	...	June
Unemployment Rate (%)	11.0	10.0	...	June
Average weekly earnings ($)	990.24	1,006.57	1.6%	May
Retail trade ($M)	4,744.4	5,799.2	22.2%	May
Consumer Price Index (2002=100)	136.4	139.9	2.6%	June
Housing starts (units)	940	1,506	60.2%	June
Investment in residential building construction ($M)	312.7	685.4	119.1%	May
Investment in non-residential building construction ($M)	329.7	255.6	-22.5%	May
Manufacturing sales ($M)	5,849.3	8,257.4	41.2%	May
International exports ($M)	4,163.4	6,069.6	45.8%	May

... Not applicable
Source: Statistics Canada